SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(the “Company”)

(Translation of registrant’s name into English)

150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate be check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit

99.1     Letters Patent of Incorporation dated August 5, 1999
99.2     Amending Letters Patent dated November 19, 1999
99.3     Amending Letters Patent dated June 27, 2003
99.4     By-Law No. 1
99.5     By-Law No. 2
99.6     Certification under Canadian Multilateral Instrument 52-109 Certification of Disclosure on Issuer’s Annual Filing

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)
Date: February 14, 2005	By:	/s/ “Thomas A. Bogart”
Thomas A. Bogart,
Executive Vice-President and Chief Legal Officer